Form 1-SA

SPECIAL FINANCIAL PERIODIC REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Zummo Flight Technologies Corporation

An Arizona Corporation

EIN 47-1124222

Zummo Flight Technologies Corporation

8311 E. Via de Ventura, #2082
Scottsdale, AZ 85258
Phone: 571-276-1067

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of the six months ended June 30, 2021 and 2020. The following balance sheets were prepared by the Company.

Revenue

The Company is, and has been, solely focused on further development of its patented technologies and currently generates no revenue and does not anticipate generating revenue in the near term.

Operating Expenses

The Company classifies its operating expenses as product development and general and administrative expenses.

Product Development Expense

Our product development efforts are focused on the continued development of our patented technologies. Product development expenses consist primarily of professional fees paid to contractors utilized to design, develop and test our technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

	June 30, 2021	June 30, 2020	Change (In amount)	Percentage Change
Product Development Expense	$13,000	$12,000	$1,000	8%

Product development expenses decreased by $1,000, or 8% from the six months ended June 30, 2021 compared to June 30, 2020. Product development activity remained largely unchanged from the prior year six month period. We expect product development expenses to increase significantly when and if additional funding becomes available.

General and Administrative Expense

General and administrative expenses consist primarily of personnel costs and professional fees paid to our contractors engaged in infrastructure and administrative activities to support the routine operations of our business.

	June 30, 2021	June 30, 2020	Change (In amount)	Percentage Change
General and Administrative Expense	$98,465	$67,776	$30,689	45%

General and administrative expenses increased $30,689, or 45% for the six months ended June 30, 2021 compared to June 30, 2020. The increase was due primarily to increased legal and accounting fees as well as increased contractor fees associated with fund raising activities including preparation of its Form 1-A Offering Circular to be filed with the Securities and Exchange Commission. As additional funds become available, we expect general and administrative expenses to increase significantly to grow, expand and invest in our management team and the ongoing implementation of internal controls over financial reporting and general corporate and legal compliance.

Net Loss from Operating Activities

Zummo Flight Technologies is solely focused on developing its patented technologies and does not generate any revenue. As a result, the Company has generated significant losses and expects to continue generating losses for the foreseeable future.

	June 30, 2021	June 30, 2020	Change (In amount)	Percentage Change
Net Loss	($111,483)	($79,861)	($31,622)	(40%)

Let Loss increased by $31,622, or 40% for the for the six months ended June 30, 2021 compared to June 30, 2020. The increased loss was driven by increased professional and administrative consulting fees associated with increase fund raising activities including preparation of its Form 1-A Offering Circular to be filed with the Securities and Exchange Commission. We expect operating expenses to increase significantly when and if additional funding becomes available.

Due to Shareholders

	June 30, 2021	June 30, 2020	Change (In amount)	Percentage Change
Due to Shareholders	746,985	1,024,329	$277,334	37%

Due to Shareholders increased by $277,344, or 37% from December 31, 2021 to June 30, 2020. The increase was driven by additional advances made by shareholders to continue funding the Company’s operating activities.

Liquidity and Capital Resources

As of June 30, 2021, and December 31, 2020, the Company had $87,973 and $60,406, respectively, of cash and cash equivalents. As of June 30, 2021, the Company also had an accumulated deficit of approximately $1.9 million, working capital of $87,973 and stockholder’s equity of ($936,356). The Company has financed its operations through a combination of shareholder advances and ongoing equity investments by its founder and other investors through private placements. The Company expects to continue generating losses from operations in 2021 and 2022. As of September 30, 2021, the Company had cash on hand of $32,400. The Company has projected operating losses and negative cash flows of approximately $20,000 per month for the next several months. Without additional fundraising, typically and historically conducted on a rolling basis, the Company may not be solvent after December 2021. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

FINANCIAL STATEMENTS

Statements of Operations for the Period of 1/1/2021 – 6/30/2021 and Similar Period from 2020

	(Unaudited)	(Unaudited)
	As of June 30, 2020	As of June 30, 2021
Revenue	-	-

Product Development	12,000	13,000
General & Administrative	67,776	98,465
Other Income/(Expense)	85	18

Operating Loss	79,861	111,483

Balance Sheets for the Period of 1/1/2021 – 6/30/2021 and Similar Period from 2020

	(Unaudited)	(Unaudited)
	As of June 30, 2020	As of June 30, 2021
ASSETS	-	-
Cash	30,634	87,973

Total Assets	30,634	87,973

Due to Shareholders	746,985	1,024,329

SHAREHOLDERS’ EQUITY
Common Stock	7,500	7,500
APIC	923,246	923,246
Accumulated Loss	(1,647,097)	(1,867,102)
Total Shareholders’ Equity	(716,351)	(936,356)

Total Liabilities & Equity	30,634	87,973

Statement of Cash Flows for the Period of 1/1/2021 – 6/30/2021 and Similar Period from 2020

	(Unaudited)	(Unaudited)
	As of June 30, 2020	As of June 30, 2021
Cash flows from operating activities:
Net Loss	(79,861)	(111,483)

Advances from Shareholders	78,058	139,050

Net Cash Used In Operating Activities	(1,803)	27,567

Cash at Beginning of the Year	32,437	60,406

Cash at end of period	30,634	87,973

Statement of Cash Flows for the Period of 1/1/2021 – 6/30/2021 and Similar Period from 2020

Note 1- Summary of Significant Accounting Policies

Nature of Activities

Zummo Flight Technologies Corporation was incorporated under the laws of the state of Arizona on June 6, 2014 as a "C" corporation. The Company currently focuses on improving the safety and performance for VLS (vertical lift systems) helicopters and drones for both the military and commercial markets worldwide.

Basis of Accounting

The financial statements of the Company have been prepared on an accrual basis. As a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Note 2 - Cash and Cash Equivalents

Cash and cash equivalents at year end consist of the following: Checking and money market accounts:

	June 30, 2021	June 30, 2020
Cash In Bank	$87,973	$30,634
Total Cash and Equivalents	$87,973	$30,634

Note 3 - Due to Shareholders

The Company owned $1,024,329 and $746,985 to a stockholder as of June 30, 2021, and June 30, 2020, respectively.

This is an unsecured, on-demand advance that bears no interest.

Note 4 - Product Development

Product Development expenses encompass all the design, analysis, and testing of Company's current and future patents. Also, the Company has been studying a new technology that will make rotorcraft competitive to fixed wing aircraft.

Note 5 - COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

Note 6 - Subsequent Events

Management has evaluated subsequent events through September 30, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

EXHIBITS

2.1 Articles of Incorporation

2.2 Arizona Corporate Name Change Records

2.3 Bylaws of Zummo Flight Technologies

3. Shareholders’ Agreement

4. Subscription Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cities of Scottsdale, Arizona, Towson, Maryland and Chandler, Arizona on November 16, 2021.

(Exact name of the Issuer as specified in its Charter)

Zummo Flight Technologies Corporation

8311 E. Via Ventura, #2082

Scottsdale, AZ 85258

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

 s/Robert Zummo

Robert Zummo, Chief Executive Officer

(Date): November 16, 2021

Location Signed: City of Scottsdale, Arizona

s/Lisa Roulette Zummo

Lisa Roulette Zummo, President

(Date): November 16, 2021

Location Signed: City of Towson, Maryland

/s/Michael Schifsky

Michael Schifsky, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)

(Date): November 16, 2021

Location Signed: City of Chandler, Arizona

This Offering Statement has been signed by the following Directors in the capacities and on the dates indicated.

s/Robert Zummo

Robert Zummo, Chairman of the Board of Directors

(Date): November 16, 2021

Location Signed: City of Scottsdale, Arizona

s/Lisa Roulette Zummo

Lisa Roulette Zummo, Director

(Date): November 16, 2021

Location Signed: City of Towson, Maryland